UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5 ) *
Martin Midstream Partners L.P.
(Name of Issuer)
Common Units representing limited partnership interests
(Title of Class of Securities)
573331105
(CUSIP Number)
Chris Booth
4200 B Stone Road
Kilgore, Texas 75662
(903) 983-6443

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 24, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 573331105

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin Resource Management Corporation 75-2789062
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO, WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,114,532
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,114,532
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,114,532
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%**
(14)	TYPE OF REPORTING PERSON (see instructions) HC, CO
** Based on 39,001,086 Common Units outstanding as of April 23, 2024.

CUSIP No. 573331105

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin Resource LLC 76-0712096
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 4,203,823
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 4,203,823
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,203,823
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%**
(14)	TYPE OF REPORTING PERSON (see instructions) HC, OO
** Based on 39,001,086 Common Units outstanding as of April 23, 2024.

CUSIP No. 573331105

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cross Oil Refining & Marketing, Inc. 06-1180645
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 889,444
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 889,444
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,444
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%**
(14)	TYPE OF REPORTING PERSON (see instructions) HC, CO
** Based on 39,001,086 Common Units outstanding as of April 23, 2024.

CUSIP No. 573331105

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin Product Sales LLC 75-2081053
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,021,265
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 1,021,265
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,265
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%**
(14)	TYPE OF REPORTING PERSON (see instructions) HC, OO
** Based on 39,001,086 Common Units outstanding as of April 23, 2024.

This Amendment No. 5 filed with the Securities and Exchange Commission (the “Commission”) by Martin Resource Management Corporation, a Texas corporation (“Parent”), Martin Resource LLC, a Delaware limited liability company (“Resource”), Cross Oil Refining & Marketing, Inc. (“Cross”), a Delaware corporation, and Martin Product Sales LLC, a Texas limited liability company (“Martin Product,” and, together with Parent, Resource, and Cross the “Reporting Persons”), amends the Schedule 13D that was filed with the Commission on November 21, 2005, as amended on November 10, 2008 (“Amendment No. 1”), November 19, 2008 (“Amendment No. 2”), October 22, 2012 (“Amendment No. 3), and August 20, 2014 (“Amendment No. 4”) (the “Original Schedule 13D,” and together with Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, the statement on “Schedule 13D”). Any capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to common units representing limited partner interests (“Common Units”) of Martin Midstream Partners, L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 4200 B Stone Road, Kilgore, Texas 75662.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

This Statement is filed by the Reporting Persons. The principal business and office address of each of the Reporting Persons is 4200 B Stone Road, Kilgore, Texas 75662.

Martin Midstream GP LLC, a Delaware limited liability company (the “General Partner”), is the sole general partner of Issuer. The General Partner holds the general partner interest in Issuer, and manages the business and affairs of Issuer. Resource, a wholly owned subsidiary of Parent, directly owns 4,203,823 Common Units of Issuer, and controls the General Partner, by virtue of its ownership of 100% of the equity interests in MMGP Holdings, LLC (“MMGP Holdings”), the sole member of the General Partner. Parent is the sole member of Resource, the sole stockholder of Cross and the sole member of Martin Product.

Parent, through its various subsidiaries, is an independent provider of marketing and distribution of hydrocarbon and hydrocarbon by-products including asphalt, diesel, natural gas liquids (“NGLs”), crude oil, base and process oils, and other bulk tank liquids. Resource is a wholly owned subsidiary of Parent that does not engage in any business other than owning 100% of the equity interests in the General Partner. Cross is a wholly owned subsidiary of Parent and is engaged in the business of providing base and process oils. Martin Product is a wholly owned subsidiary of Parent and is engaged in the business of marketing and distributing commodities including asphalt, NGLs, and other petroleum based products.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the board of directors or managing member, as applicable, of the Reporting Persons (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Listed Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Statement (a copy of which is filed with Amendment No.4 as Exhibit A and is incorporated in this Statement by reference) pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

The Reporting Persons estimate that approximately $100.3 million in cash will be required to acquire all of the outstanding Common Units not already owned by Parent or its subsidiaries pursuant to the proposed transaction described in Item 4 below. Parent intends to finance the proposed transaction with cash on hand and borrowings under its existing and additional credit facilities. The proposed transaction is not expected to be subject to any financing condition.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

On May 24, 2024, Parent submitted a non-binding proposal (the “Proposal”) to acquire all of the outstanding Common Units not already owned by Parent and its subsidiaries at a cash purchase price of $3.05 per Common Unit. The Proposal is subject to the terms and conditions as described therein.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of such proposal filed as Exhibit B to this Amendment No. 5, which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
The information set forth in Items 2, 3, 4, and 6 and contained on the cover page of this Statement is hereby incorporated herein by reference.

(a) and (b). The following disclosure is based on 39,001,086 Common Units outstanding as of April 23, 2024. See Schedule I for the information applicable to the Listed Persons.

Resource owns 4,203,823 Common Units, representing 10.8% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of April 23, 2024. Resource has sole power to vote or direct the vote and to dispose or to direct the disposition of the Common Units owned by it.

Cross owns 889,444 Common Units, representing 2.3% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of April 23, 2024. Cross has sole power to vote or direct the vote and to dispose or to direct the disposition of the Common Units owned by it.

Martin Product owns 1,021,265 Common Units, representing 2.6% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of April 23, 2024. Martin Product has sole power to vote or direct the vote and to dispose or to direct the disposition of the Common Units owned by it.

Parent may be deemed to beneficially own, by virtue of its ownership of Resource, Cross and Martin Product, as described above, 6,114,532 Common Units, representing 15.7% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of April 23, 2024. By virtue of its ownership of Resource, Cross and Martin Product, as described above, Parent may be deemed to have the power to vote or direct the vote and to dispose or to direct the disposition of the Common Units owned by Resource, Cross and Martin Product as indicated above.

The General Partner holds a 2.0% general partner interest in Issuer.

(c) Except as set forth elsewhere in this Statement, including without limitation Item 3, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in the Common Units during the past 60 days.

(d) Other than Issuer’s quarterly distributions which all holders of Issuer’s Common Units of record are entitled to receive, no person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Units owned by any Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Proposal attached hereto as Exhibit B is hereby incorporated by reference. The summary of the Proposal contained in this Schedule 13D is qualified in its entirety by reference to the full text of the Proposal.

Item 7. Material to Be Filed as Exhibits

Exhibit B	Written Proposal Letter, dated May 24, 2024, to the board of directors of Martin Midstream GP LLC (filed herewith)

SCHEDULE I

Board of Directors of Martin Resource Management Corporation

Ruben S. Martin, III

Address: c/o Martin Midstream Partners L.P., 4200 B Stone Road, Kilgore, TX 75662
Principal Occupation: President and Chief Executive Officer of the Parent
Citizenship: USA
Common Units Owned: 159,328 Common Units directly; 3,726,607 Common Units indirectly;
6,114,532 Common Units beneficially (15.7%)

Robert D. Bondurant
Address: c/o Martin Midstream Partners L.P., 4200 B Stone Road, Kilgore, TX 75662
Principal Occupation: President and Chief Executive Officer of the Issuer
Citizenship: USA
Common Units Owned: 149,184 Common Units

Randall L. Tauscher

Address: c/o Martin Midstream Partners L.P., 4200 B Stone Road, Kilgore, TX 75662
Principal Occupation: Executive Vice President and Chief Operating Officer of the Parent and the Issuer
Citizenship: USA
Common Units Owned: 118,180 Common Units

Cullen M. Godfrey

Address: c/o Martin Midstream Partners L.P., 4200 B Stone Road, Kilgore, TX 75662
Principal Occupation: Retired
Citizenship: USA
Common Units Owned: 0 Common Units

Sole Member of Martin Resource LLC

Martin Resource Management Corporation, a Texas corporation

Board of Directors of Cross Oil Refining & Marketing, Inc.

Robert D. Bondurant
(see above)

Randall L. Tauscher
(see above)

Sole Member of Martin Product Sales

Martin Resource Management Corporation, a Texas corporation

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2024

MARTIN RESOURCE MANAGEMENT CORPORATION

By:	/s/ Sharon L. Taylor
Name:	Sharon L. Taylor
Title:	Executive Vice President and Chief Financial Officer

MARTIN PRODUCT SALES LLC

By:	/s/ Sharon L. Taylor
Name:	Sharon L. Taylor
Title:	Executive Vice President and Chief Financial Officer

MARTIN RESOURCE LLC
By: MARTIN RESOURCE MANAGEMENT CORPORATION, its sole member

By:	/s/ Sharon L. Taylor
Name:	Sharon L. Taylor
Title:	Executive Vice President and Chief Financial Officer

CROSS OIL REFINING & MARKETING, INC.

By:	/s/ Sharon L. Taylor
Name:	Sharon L. Taylor
Title:	Executive Vice President and Chief Financial Officer